Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following was made available to employee-level Directors and Vice Presidents of the Sally Beauty and Beauty Systems Group Family of Companies.

Director/VP Question and Answer Supplement

1.	Q: Will the bonus plans change?

A: All bonus plans will continue as currently established for the time being. We will evaluate if it is appropriate to end them and if so, restart at 7/1/06 to correspond to the beginning of Regis’s fiscal year. If this occurs, the FY 06 bonus plans would be prorated at 9/12 of the annual target.

2.	Q: What will happen to my stock?

A: Both Alberto-Culver and the new Regis will have publicly traded stock. Alberto-Culver Company shareholders will own approximately 54.5 percent of this new company. Alberto-Culver shareholders will receive 0.600 shares of the Regis Corporation, plus a one-time special cash dividend of $3.00 for each share of Alberto-Culver that they hold. Alberto-Culver shareholders will continue to hold the same number of ACV shares they currently hold, but of course, the valuation of the company will change and the value of those shares will be adjusted accordingly.

3.	Q: How will the cash dividend for my Alberto-Culver stock be handled?

A: The same as always.

4.	Q: How will my Alberto Culver stock options be impacted? Will the vesting schedule change?

A: Your Alberto-Culver options will become Regis options, with the same total value to you at the closing as you have in the Alberto-Culver options. Yes, they will become fully vested at the closing of the transaction.

5.	Q: Does Regis have a stock option plan?

A: Yes.

6.	Q: What happens to the Deferred Compensation plan?

A: As soon as administratively possible after the merger, the amounts payable to the participants less applicable taxes will be distributed.

7.	Q: What changed in Alberto-Culver’s competitive environment that caused the Board to approve this transaction?

A: There has been more friction with our suppliers since Alberto-Culver’s Consumer Products unit and Sally/BSG have continued to grow.

8.	Q: Why is this merger in the shareholders’ interest?

A: It is a genuinely strategic transaction. Regis will be able to use Sally and BSG’s cash flow to grow faster and ACV will become a consumer products company, with no net debt, good growth prospects, and opportunities to make acquisitions.

9.	Q: Why should shareholders feel confident that Regis’s and Sally’s management is up to the task of successfully integrating and growing the company?

A: Both Regis’s and Sally’s revenue/earnings/ market cap have shown excellent growth over the last five/ten years. Also both Sally and Regis have been exceptionally successful in executing previous strategies.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alberto-Culver and Regis, including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s and Regis’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competition within the relevant product markets; risks inherent in acquisitions and strategic alliances; loss of one or more key employees; loss of distribution rights; sales by unauthorized distributors in exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates and interest rates, and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the transaction. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s and Regis’ results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Reports on Forms 10-K of Alberto-Culver and Regis filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The directors and executive officers of Alberto-Culver and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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